PAESANO I AKKASHIAN
ATTORNEYS & COUNSELORS 132 North Old Woodward Avenue Birmingham, Michigan 48009 P 248.792.6886 F 248.792.6885 www.paesanoakkashian.com	Anthony R. Paesano Brian M. Akkashian Jeffery T. Herrick Daniel S. Hoops Of Counsel Also Licensed in Florida

                                                                                                                                 August 15, 2012

VIA EMAIL                                                                                                                                                                                                 FILED WITH EDGAR

Russell Mancuso
Louis Rambo
United States Exchange Comission
Division of Corporation Finance
Washington, D.C. 20549

Re: PyroTec, Inc.
       Form 8-K
       Filed June 5, 2012
       Filed No. 000-54547

Dear Mr. Mancuso:

       This letter is in response to your July 26, 2012 correspondence to John Burns, Chief Executive Officer for PyroTec, Inc. ("PyroTec"). This response incorporates by reference PyroTec's Form 8-K/A dated August 5, 2012 (the "8-K/A"). The following are responses to your direct inquiries:

       (1) Why you believe that you will remain a shell company as defined in Rule 12b-2 until you are "fully operational and sufficient cash is in hand to prepare the appropriate 10-Q." Over the past three months, there has been an expectation by the Board of Directors and Officers of PyroTec that either firm commitments for funding or actual funding from third-parties would materialize and/or stock exchanges with related or non-related parties designed to further its stated business purpose, both of which would have materially altered the financial statement for PyroTec, which would have been reflected on its Form 10-Q. PyroTec acknowledges that it must meet its financial reporting obligations associated with its Form 10-Q, and intends to do so.

       (2) Whether you closed the stock exchange transaction with Green Ecology that you mention in your Form 8-K. PyroTec has not closed the subject stock exchange transaction; however, the company and Green Ecology intend on doing so in the future, as set forth in the 8-K/A.

       (3) Whether you have or reasonably can obtain the resources to pay the license fees by the deadlines mentioned in the Form 8-K. There is a comprehensive disclosure in the 8-K/A that addresses this issue, and thus PyroTec refers to that filing.

       (4) The relevant results of the July 20 board meeting that you mention in your response. The Board of Directors Resolution dated July 20, 2012 is attached as Exhibit 10.03.

       (5) Where and when you provided the resolutions that you mention in the penultimate paragraph of your response. The penultimate paragraph of PyroTec's last response stated as follows:

       Please be advised that an Emergency Board of Director's Meeting has been called for Friday, July 20th to address a new global plan, and upon execution of any resolution, I intend on filing an updated Form 8-K disclosing the earlier resolution (enclosed herein) and the new resolution. PyroTec would have filed the earlier resolution with a Form 8-K, but considering that some of the resolutions might be altered with the upcoming meeting and considering the status of its response to the June 13, 2012 Comment Letter, the corporation decided to wait until a more definitive plan was in place. Furthermore, considering my direction to the corporation to cease any and all capital raising efforts until the new business plan was in place and the June 13, 2012 Comment Letter was responded to, PyroTec believed that investor safeguards were in place.

       The Board of Director's Meeting took place on July 20, 2012, and the Resolutions were attached as Exhibit 10.03 to the Form 8-K/A. As set forth in the July 20, 2012 Resolutions, the Board of Directors has instituted a plan to evaluate a new business plan in light of the licensing option right with Resource Recycling Limited, Inc. set to terminate on August 1, 2012 (which it eventually did). The Board of Directors continues to actively evaluate stock exchanges with third-parties and funding options to further the business purpose set forth in the Form 8-K/A.

       Please feel free to contact me with any questions or concerns. Thank you for your continued patience and cooperation.

Very truly yours,

PAESANO AKKASHIAN, PC

/s/ Anthony R. Paesano

Anthony R. Paesano

Statement of President

(a) The company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ John Burns
John Burns
President

Cc: Louis Rambo (via email)